[redacted]

10026628

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Old Country Road Suite 200
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

516-750-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Gaynes, CPA
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd (Address) Suite H Plainview (City) NY (State) 11803 (Zip Code)

CHECK ONE:

- ☒ X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 02 2010

Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Dorushkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Capital Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DOMINICK NAPOLI
Notary Public, State of New York
No. 01NA6190464
Qualified in Suffolk County
Commission Expires July 28, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Members
Wilmington Capital Securities, LLC
Garden City, New York

I have audited the accompanying statement of financial condition of Wilmington Capital Securities, LLC. as of December 31, 2009, the related statement of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Capital Securities, LLC. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul Gaynes

PAUL GAYNES, CPA

Plainview, NY
February 17, 2010

WILMINGTON CAPITAL SECURITES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Exhibit A

CURRENT ASSETS	
Cash	$ 198,618
Receivables from broker dealers	238,769
Receivables from non customers	1,600
Total current assets	$ 438,987
OTHER ASSETS	
Prepaid fees	$ 22,616
TOTAL ASSETS	$ 461,603

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 114,474
Total liabilities	$ 114,474
MEMBERS' EQUITY	347,129
Total Liabilities and Members' Equity	$ 461,603

The accompanying notes are an integral part of these financial statements

WILMINGTON CAPITAL SECURITES, LLC
STATEMENT OF PROFIT AND MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

Exhibit B

REVENUE		
Commissions		$ 1,449,308
Other income		1,803,819
Total Revenues		$ 3,253,127
OPERATING EXPENSES		
Officer compensation	$ 121,454	
Commissions	2,195,638	
Salaries	231,800	
Employee benefits	63,292	
Payroll taxes	42,601	
Clearance fees	116,514	
Rent and utilities	82,714	
Professional fees	19,250	
Communications	26,538	
Local travel	6,852	
Equipment lease	7,143	
Quote service	29,348	
Regulatory and licensing fees	19,873	
Computer systems and services	153,985	
Other expenses	41,551	
Total Expenses		3,158,553
NET PROFIT FROM OPERATIONS		94,574
MEMBERS' EQUITY JANUARY 1, 2009		271,555
MEMBERS CONTRIBUTIONS		16,000
MEMBERS WITHDRAWALS 2009		(35,000)
MEMBERS EQUITY DECEMBER 31, 2009		$ 347,129

The accompanying notes are an integral part of these financial statements

WILMINGTON CAPITAL SECURITES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Exhibit C

OPERATING ACTIVITIES	
Net loss from operations	$ 94,574
Adjustments to reconcile net loss to net cash	
Provided by operating activities:	
Change in:	
Accounts receivable	67,744
Prepaid expenses	(22,616)
Accounts payable	70,734
Accrued expenses	(5,000)
	110,862
Provided by financing activities:	
Members' contributions	(19,000)
Net cash applied to operating activities and increase in receivables	186,436
Cash, beginning of year	12,182
Cash, end of year	198,618

The accompanying notes are an integral part of these financial statements

WILMINGTON CAPITAL SECURITES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Schedule 1

Total members' equity from	
Statement of financial condition	$ 347,129
Less nonallowable assets	(24,216)
Net capital	322,913
Minimum net capital required per 15c3-1 (a)(2)	$ 50,000
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$ 114,474
Ratio of aggregate indebtedness to net capital	35.45%

WILMINGTON CAPITAL SECURITES, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Schedule 2

Total members' equity according To Form X-17A-5	$ 347,129
Total members' equity according To the audit	347,129

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009.

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	322,913
Net capital according to the audit	$ 322,913

WILMINGTON CAPITAL SECURITES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

Wilmington Capital Securities, LLC (Company), was organized under the Laws of the State of New York in 2004 as GHS Capital Management, LLC and was registered as a broker-dealer in June 2005 under the Securities Exchange Act of 1934, as amended. The Company is approved to sell corporate equity securities, corporate debt securities, U.S. government securities, municipal securities, mutual funds, variable annuities, put and call options, and private placements of securities to public customers. The Company is registered in twenty-four (24) states to conduct securities transactions.

Revenue recognition

Revenue is recognized from the sale of equity, debt and option transactions on a trade date basis. Revenue from mutual fund trades is recognized as received. Revenue from the placement of variable annuities is recognized upon notification of policy acceptance and renewal.

Income taxes

The Company, as a limited liability company, has elected to be taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $322,913, which was $272,913 in excess of its required minimum net capital of $50,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was .3545 to 1.

WILMINGTON CAPITAL SECURITES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE C – LEASE AGREEMENT

Beginning in April 2009 the Company has entered into a lease agreement with Shelvin Plaza Associates LLC, which will expire on February 29, 2012. The monthly rent payments will be $6,273.80 through February 2009, $6,524.75 through February 2010, $6,785.74 through February 2011, and $7,057.17 through February 2012. Future minimum lease payments are as follows:

2010	$80,906.90
2011	84,143.18
2012	14,114.34

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Members
Wilmington Capital Securities, LLC
Garden City, New York

In planning and performing our audit of the financial statements of Wilmington Capital Securities, LLC (the "Company") for the year ended December 31, 2009, we considered its internal control, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reverse required by rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all paid and excess margin securities of customers as required by Rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of Members, the Financial Industry Regulatory Authority, the Securities and Exchange Commission, the New York Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5(9) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Paul Gaynes

Paul Gaynes, CPA
February 17, 2010

FINANCIAL STATEMENTS

WILMINGTON CAPITAL SECURITIES, LLC

DECEMBER 31, 2009

INDEX TO THE FINANCIAL STATEMENTS

OF

WILMINGTON CAPITAL SECURITIES LLC